

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2018

Joshua Campbell
Vice President Operations
Zenergy Brands, Inc.
7700 Windrose Ave., Suite G300
Plano, Texas 75024

Re: Zenergy Brands, Inc.
Preliminary Proxy Statement of Schedule 14A
Filed August 2, 2018
File No. 000-55771

Dear Mr. Campbell:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

PRE 14C

General

1. You state that one of the purposes of the authorized share increase is "to issue such shares in connection with the conversion of certain convertible debt and equity instruments, such as convertible debentures and convertible preferred stock." Please provide the information required by Item 11 of Schedule 14A with respect to your convertible securities. Refer to Note A to Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or Folake Ayoola, Special Counsel, at (202) 551-3673 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services